UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM N-8F


    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister (check ONLY ONE:
         for descriptions, SEE Instruction I above):

         [X]      Merger

         [ ]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Norwest Advantage Funds


3.       Securities and Exchange Commission File No.:  33-9645; 811-4881


4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? Initial


5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         Two Portland Square
         Portland, ME  04101

6.       Name,    address and telephone  number of individual the Commission staff should contact with any questions regarding this form:

         Don L. Evans
         Counsel
         Forum Financial Group
         Two Portland Square
         Portland, ME  04101
         (207) 822-6129

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE:    ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND
         PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

         Forum Administrative Services, LLC        Wells Fargo Bank, N.A.
         Two Portland Square                       525 Market Street, 12th Floor
         Portland, ME  04101                       San Francisco, CA 94105
         (207) 879-1900                            (415) 396-4516

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [   ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         NORWEST INVESTMENT MANAGEMENT, INC.           SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.
         Norwest Center                                787 Seventh Avenue, 34th Floor
         Sixth and Marquette                           New York, NY 10019
         Minneapolis, MN 55479

                                  Page 2 of 8

         WELLS FARGO BANK, N.A.                        SMITH ASSET MANAGEMENT GROUP, L.P.
         420 Montgomery Street                         300 Crescent Court, Suite 750
         San Francisco, CA 94104                       Dallas, TX 75201

         WELLS CAPITAL MANAGEMENT INCORPORATED         CRESTONE CAPITAL MANAGEMENT, INC.
         525 Market Street, 10th Floor                 7720 East Belleview Avenue, Suite 220
         San Francisco, CA 94105                       Englewood Colorado 80111

         GALLIARD CAPITAL MANAGEMENT, INC.             UNITED CAPITAL MANAGEMENT
         800 LaSalle Avenue, Suite 2060                1700 Lincoln Street, Suite 3301
         Minneapolis, MN 55479                         Denver, Colorado 80274

         PEREGRINE CAPITAL MANAGEMENT, INC.
         LaSalle Plaza
         800 LaSalle Avenue, Suite 1850
         Minneapolis, MN 55402

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Forum Financial Services, Inc.
         Two Portland Square
         Portland, ME  04101

13.      If the fund is a unit investment trust ("UIT") provide:  N/A

         (a)      Depositor's name(s) and address(es):



         (b)      Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [   ]    Yes               [X]     No

         If yes, for each UIT state:

                  Name(s):

                  File No.:

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [   ]    No

                  If Yes, state the date on which the board vote took place.

                  March 25, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [   ]    No

                  If Yes, state the dates on which the shareholder vote took place:

                  August 5, 1999
                  August 18, 1999

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [   ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  November 8, 1999

         (b)      Were the distributions made on the basis of net assets?

                  [   ]    Yes              [X]      No


         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes              [   ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  The conversion ratio (exchange ratio) was calculated by dividing the contributing fund net assets by the surviving fund price per share which resulted in the number of conversion shares. The number of conversion shares was then divided by the contributing fund's total shares. The result was the conversion ratio. See Exhibit A attached for the conversion ratios.

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [   ]    Yes              [   ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [   ]    Yes               [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes               [   ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [   ]    Yes               [X]     No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         (b)      Why has the fund retained the remaining assets?


         (c)      Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]    Yes               [X]     No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:


         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                                      $611,438

                  (ii)     Accounting expenses:                                  $94,068

                  (iii)    Other expenses (list and identify separately):

                                   Solicitation              $205,000
                                   Shareholder Reports       $554,706           $759,706
                                                             --------

                  (iv)     Total expenses (sum lines (i) - (iii) above):      $1,465,212

         (b)      How were those expenses allocated?

         The expenses were not allocated to the series of Norwest Advantage Funds. All expenses related to the merger were borne by Wells Fargo Bank, N.A., the administrator of Wells Fargo Funds Trust, the fund that survived the merger.

         (c)      Who paid those expenses?

         Wells Fargo Bank, N.A.

         (d)      How did the fund pay for unamortized expenses (if any)?

         The only unamortized expenses were unamortized organizational costs that were reimbursed by Forum Administrative Services, LLC, the fund's administrator.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]      Yes               [   ]   No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         Notice:           Release No. IC-23950
                           August 17, 1999

         Order:            Release No. IC-24010
                           September 14, 1999

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes               [X]     No

         If Yes, describe the nature and extent of those activities:



VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  Wells Fargo Funds Trust

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                                    811-09253

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    33-9645; 811-4881         N-14              April 23, 1999

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.





                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Norwest Advantage Funds (ii) he is the Assistant Secretary of Norwest Advantage Funds and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                 /s/ Don L. Evans
                                                 Don L. Evans

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